SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

_____________________________________________________

PhotoMedex, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

_____________________________________________________

Options to Purchase Common Stock, $0.01 par value
(Title of Class of Securities)

_____________________________________________________

719 358 301
 (CUSIP Number of Class of Securities Underlying Options)

_____________________________________________________
 (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

 Dennis McGrath
 PRESIDENT AND CHIEF EXECUTIVE OFFICER
PhotoMedex, Inc.
147 Keystone Drive
 Montgomeryville, Pennsylvania 18936
(215) 619-3600
_____________________________________________________

Copies of all correspondence to:

Joanne R. Soslow, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103
(215) 963-5000
Fax (215) 963-5001
_____________________________________________________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$152,040	$10.84

*
Calculated solely for purposes of determining the filing fee. This amount assumes that a maximum of 28,000 shares of Common Stock of Issuer, having an aggregate value of $152,040 as of December 1, 2010 will be issued pursuant to this offer. The aggregate value of such shares was calculated based on the closing price of  $5.43 of the Common Stock on December 1, 2010.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10.84
Form or Registration No.:	Schedule TO
Filing party:	PhotoMedex, Inc.
Date filed:	December 2, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

EXPLANATORY NOTE

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on December 2, 2010, relating to an offer by PhotoMedex, Inc., a Delaware corporation (the “Company”), to exchange (the “Exchange Offer”) up to 28,000 shares of Common Stock for options to purchase an aggregate of approximately 69,562  shares of Common Stock of the Company, whether vested or unvested, that were granted under the Company’s 2005 Equity Compensation Plan, the Company’s 2000 Non-Employee Director Stock Option Plan, the ProCyte 2004 Stock Option Plan (frozen since December 2005),  and the ProCyte 1996 Stock Option Plan (frozen since December 2005) and that have exercise prices greater than $10.00 per share (the “Eligible Options”).  The Exchange Offer is made on the terms and subject to the conditions set forth in the Offer to Exchange Outstanding Options for Common Stock (the “Offer to Exchange”), the Instructions to Election Form and Information Sheet and Election Form and Information Sheet (the “Election Form and Information Sheet”) and the Transmittal Letter, which, as amended or supplemented from time to time, together constitute the offer.

This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended. Copies of the Offer to Exchange, the Election Form and Information Sheet and the Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively.

The information in the Offer to Exchange, the Election Form and Information Sheet and the Letter of Transmittal, including all schedules and annexes thereto, is incorporated in this Amendment No. 1 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)	Material Terms.

The information set forth in the Amendment to the Offer to Exchange, filed as Exhibit (a)(1)(D) hereto, is incorporated herein by reference.

Item 10.	Financial Statements.

Item 10 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)	Financial Information.

    Selected summarized financial data are set forth in Annex A to the Amendment to the Offer to Exchange and are incorporated herein by reference.  The information set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 is incorporated herein by reference.  The financial statements included in such Annual Report on Form 10-K begin on page F-1 thereof.  The information set forth in Item 1 of each of the Company’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2010, June 30, 2010 and September 30, 2010 is incorporated herein by reference.  The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and the Quarterly Reports on Form 10-Q for the periods ended March 31, 2010, June 30, 2010 and September 30, 2010 can be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

The SEC file number for these filings is 0-11365. These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings also may be examined, and copies may be obtained, at the SEC’s Public Reference Room at 100 F Street NE, Washington, DC 20549.

As of September 30, 2010 (the date of the most recent balance sheet presented), the Company’s book value per share was $7.12.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Exchange Outstanding Options for Common Stock, including Schedules A and B*

(a)(1)(B)	Instructions To Election Form And Information Sheet, and Election Form and Information Sheet*

(a)(1)(C)	Transmittal Letter, dated December 1, 2010*

(a)(1)(D)	Amendment to the Offer to Exchange, including Annex A, Selected Summarized Financial Data.

(a)(1)(E)	Revised Instructions To Election Form And Information Sheet, and Election Form and Information Sheet

(a)(1)(F)	Transmittal Letter, dated December 14, 2010

*Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

PhotoMedex, Inc.

/s/ Dennis McGrath
President and Chief Executive Officer

Date: December 14, 2010